Austrian

December 22, 2008

Ad-hoc Release

BRIDGE FINANCING FOR AUSTRIAN AIRLINES

A bridge financing has been arranged in the course of the negotiations between Lufthansa and ÖIAG to safeguard the business model of Austrian Airlines. This was approved by the Council of Ministers on 16. December 2008; the notification process with the European Commission was initiated on 17. December 2008. The first drawdown was made today, which Austrian Airlines is obliged to repay at standard market rates of interest.

For further information:

Investor Relations-AUSTRIAN AIRLINES GROUP: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications-AUSTRIAN AIRLINES GROUP: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-08-48e (Zwischenfinanzierung).doc

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